================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 4)

                        --------------------------------

                 AMERICAN RETIREMENT VILLAS PROPERTIES III, L.P.
                       (Name of Subject Company (Issuer))

                             ARVP ACQUISITION, L.P.
                            ARV ASSISTED LIVING, INC.
                       (Names of Filing Person (Offeror))

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                    029317203
                      (CUSIP Number of Class of Securities)

                        --------------------------------

                               Douglas M. Pasquale
                             Chief Executive Officer
                             ARVP Acquisition, L.P.
                            ARV Assisted Living, Inc.
                          245 Fischer Avenue, Suite D-1
                              Costa Mesa, CA 92626
                                 (714) 751-7400.

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:

                              Gary J. Singer, Esq.
                              O'Melveny & Myers LLP
                            610 Newport Center Drive
                                   17th Floor
                         Newport Beach, California 92660
                                 (949) 760-9600

                        --------------------------------

                            Calculation of Filing Fee


--------------------------------------------------------------------------------
       Transaction valuation*                          Amount of filing fee**
            $7,466,400                                       $1,493
--------------------------------------------------------------------------------


* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of all of the outstanding limited partnership units of American Retirement Villas Properties III, L.P. at a net cash purchase price of $400 per unit. There are 18,666 limited partnership units currently outstanding.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: $1,493

        Form or Registration No.: Schedule TO and Amendment No. 1 to Schedule TO

        Filing Party: ARVP Acquisition, L.P. and ARV Assisted Living, Inc.

        Date Filed: October 18, 2001 and October 31, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]     third-party tender offer subject to Rule 14d-1.

[ ]     issuer tender offer subject to Rule 13e-4.

[X]     going-private transaction subject to Rule 13e-3.

[ ]     amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 4 TO SCHEDULE TO


        This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed by ARVP Acquisition, L.P. (the "Purchaser") and ARV Assisted Living, Inc. the "General Partner" of American Retirement Villas Properties III, L.P., a California limited partnership (the "Partnership"), on October 18, 2001, as amended and supplemented on October 31, November 16, and November 20, 2001.

        This Amendment No. 4 to the Schedule TO is being filed on behalf of the Purchaser and the General Partner.

        The information set forth in the Offer to Purchase and in the Amendment and Supplement thereto, including all schedules and annexes thereto, and the Letter of Transmittal is hereby incorporated by reference herein in answer to the items of this Schedule TO.

ITEM 12. EXHIBITS.

(a)(5)(G)    Letter to Unitholders, dated November 29, 2001.

                                    SIGNATURE


        After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of November 28, 2001 that the information set forth in this statement is true, complete and correct.


                                        ARVP ACQUISITION, L.P.


                                        By: ARV ASSISTED LIVING, INC.
                                            as General Partner


                                        By: /s/ DOUGLAS M. PASQUALE
                                           ------------------------------------
                                           Name:  Douglas M. Pasquale
                                           Title: Chairman and Chief Executive
                                                  Officer


                                        ARV ASSISTED LIVING, INC.


                                        By: /s/ DOUGLAS M. PASQUALE
                                           ------------------------------------
                                           Name:  Douglas M. Pasquale
                                           Title: Chairman and Chief Executive
                                                  Officer

                                  EXHIBIT INDEX


EXHIBIT NO.      DESCRIPTION
-----------      -----------

(a)(5)(G)        Letter to Unitholders, dated November 29, 2001.